INTELLECTUAL PROPERTY COLLATERAL AGREEMENT

This INTELLECTUAL PROPERTY COLLATERAL AGREEMENT (as amended, amended and restated, supplemented or otherwise modified from time to time, the “IP Collateral Agreement”) dated June 9, 2008, is made by Ply Gem Industries, Inc., a Delaware corporation (the “Issuer”), Ply Gem Holdings, Inc., a Delaware Corporation (“Holdings”) and the Subsidiaries of the Issuer listed on the Annex hereto (the “Subsidiaries”, and together with the Issuer and Holdings, the “Grantors”) in favor of U.S. Bank National Association, as Noteholder Collateral Agent (the “Noteholder Collateral Agent”) for the Secured Parties (as defined in the Collateral Agreement referred to below).

WHEREAS, the Issuer and the other Grantors party thereto have entered into an Indenture dated as of June 9, 2008 (as amended, amended and restated, supplemented or otherwise modified from time to time, the “Indenture”), with U.S. Bank National Association, as Trustee and Noteholder Collateral Agent.  Terms defined in the Collateral Agreement and Indenture and not otherwise defined herein are used herein as defined in the Collateral Agreement and Indenture.

WHEREAS, as a condition precedent to the purchasing of the Notes by the Initial Purchasers, each Grantor has executed and delivered that certain Collateral Agreement dated June 9, 2008, made by the Grantors to the Noteholder Collateral Agent (as amended, amended and restated, supplemented or otherwise modified from time to time, the “Collateral Agreement”).

WHEREAS, under the terms of the Collateral Agreement, the Grantors have granted to the Noteholder Collateral Agent, for the ratable benefit of the Secured Parties, a security interest in, among other property, certain intellectual property of the Grantors, and have agreed as a condition thereof to execute this IP Collateral Agreement for recording with the U.S. Patent and Trademark Office, the United States Copyright Office and other governmental authorities.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, each Grantor agrees as follows:

SECTION 1.  Grant of Security.  Each Grantor hereby grants to the Noteholder Collateral Agent for the ratable benefit of the Secured Parties a security interest in all of such Grantor’s right, title and interest in and to the following (the “Collateral”):

the patents and patent applications set forth in Schedule A hereto (the “Patents”);

(b)
the trademark and service mark registrations and applications set forth in Schedule B hereto (provided that no security interest shall be granted in United States intent-to-use trademark applications to the extent that, and solely during the period in which, the grant of a security interest therein would impair the validity or enforceability of such intent-to-use trademark applications under applicable federal law), together with the goodwill symbolized thereby (the “Trademarks”);

(c)
all copyrights, whether registered or unregistered, now owned or hereafter acquired by such Grantor, including, without limitation, the copyright registrations and applications and exclusive copyright licenses set forth in Schedule C hereto (the “Copyrights”);

(d)
all reissues, divisions, continuations, continuations-in-part, extensions, renewals and reexaminations of any of the foregoing, all rights in the foregoing provided by international treaties or conventions, all rights corresponding thereto throughout the world and all other rights of any kind whatsoever of such Grantor accruing thereunder or pertaining thereto;

(e)
any and all claims for damages and injunctive relief for past, present and future infringement, dilution, misappropriation, violation, misuse or breach with respect to any of the foregoing, with the right, but not the obligation, to sue for and collect, or otherwise recover, such damages; and

(f)
any and all proceeds of, collateral for, income, royalties and other payments now or hereafter due and payable with respect to, and supporting obligations relating to, any and all of the Collateral of or arising from any of the foregoing.

SECTION 2.  Security for Obligations.  The grant of a security interest in, the Collateral by each Grantor under this IP Collateral Agreement secures the payment of all Secured Obligations of such Grantor now or hereafter existing under or in respect of the Note Documents.  Without limiting the generality of the foregoing, this IP Collateral Agreement secures, as to each Grantor, the payment of all amounts that constitute part of the Secured Obligations and that would be owed by such Grantor to any Secured Party under the Note Documents but for the fact that such Secured Obligations are unenforceable or not allowable due to the existence of a bankruptcy, reorganization or similar proceeding involving a Grantor.

SECTION 3.  Recordation.  Each Grantor authorizes and requests that the Register of Copyrights, the Commissioner for Patents and the Commissioner for Trademarks and any other applicable government officer record this IP Collateral Agreement.

SECTION 4.  Execution in Counterparts.  This IP Collateral Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

SECTION 5.  Grants, Rights and Remedies.  This IP Collateral Agreement has been entered into in conjunction with the provisions of the Collateral Agreement.  Each Grantor does hereby acknowledge and confirm that the grant of the security interest hereunder to, and the rights and remedies of, the Noteholder Collateral Agent with respect to the Collateral are more fully set forth in the Collateral Agreement, the terms and provisions of which are incorporated herein by reference as if fully set forth herein.

SECTION 6.  Governing Law.  This IP Collateral Agreement shall be governed by, and construed in accordance with, the laws of the State of New York.

Reference is made to the Lien Subordination and Intercreditor Agreement dated as of June 9, 2008, among General Electric Capital Corporation, as Collateral Agent for the Revolving Facility Secured Parties referred to therein, U.S. Bank National Association, as Trustee and as Noteholder Collateral Agent, Ply Gem Holdings, Inc., Ply Gem Industries, Inc. and the subsidiaries of Ply Gem Industries, Inc. named therein (the “Intercreditor Agreement”).  Notwithstanding any other provision contained herein, this Agreement, the Liens created hereby and the rights, remedies, duties and obligations provided for herein are subject in all respects to the provisions of the Intercreditor Agreement and, to the extent provided therein, the applicable Senior Secured Obligations Security Documents (as defined in the Intercreditor Agreement).  In the event of any conflict or inconsistency between the provisions of this Agreement and the Intercreditor Agreement, the provisions of the Intercreditor Agreement shall control.

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IN WITNESS WHEREOF, each Grantor has caused this IP Collateral Agreement to be duly executed and delivered by its officer thereunto duly authorized as of the date first above written.

PLY GEM INDUSTRIES, INC.,
by

Name:
Title:

PLY GEM HOLDINGS, INC.,
By

Name:
Title:

EACH OF THE SUBSIDIARIES LISTED ON SCHEDULE I HERETO,
by

Name:
Title: